Alyson Saad

Associate Counsel

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

December 17, 2019

VIA EDGAR and E-MAIL

Ms. Sally Samuel

Branch Chief

Disclosure Review Office #3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Protective Life Insurance Company
Initial Registration Statement on Form S-3
Protective Market Defender II Annuity
File No. 333-235429

Dear Ms. Samuel:

On December 9, 2019, Protective Life Insurance Company (“Protective Life” or the “Company”) filed an initial registration statement on Form S-3 to register with the Securities and Exchange Commission (“SEC”) index-linked interests that will be made available in connection with certain single premium deferred index-linked annuity contracts (“Protective Market Defender II Annuity”). In response to your request for Protective Life to identify any significant differences between the Protective Market Defender II Annuity and the limited flexible premium index-lined annuity contract the Company currently offers (“Protective Market Defender Annuity”), whose interests are also registered with the SEC on a Form S-3 registration statement (File No. 333-222086), Protective Life has identified the differences noted below.

Purchase Payments

The Protective Market Defender Annuity is a limited flexible premium annuity contract that allows additional purchase payments to be made up until the first contract anniversary. The Protective Market Defender II Annuity is a single premium annuity contract and purchase payments in addition to the initial purchase payment are not permitted under the Contract.

Strategy Elements

Both the Protective Market Defender Annuity and Protective Market Defender II Annuity offer contract owners the ability to allocate contract value among different index-linked investment strategies.

The index-linked investment strategies under the Protective Market Defender Annuity are “floor” strategies while the index-linked investment strategies under the Protective Market Defender II Annuity are both “floor” and “buffer” strategies.

Interim Value and Strategy Value

The value of a strategy on any day other than a strategy start date or strategy maturity date is referred to as “Interim Value” in the prospectus for the Protective Market Defender Annuity or “Strategy Value” in the prospectus for the Protective Market Defender II Annuity. The formula used to calculate Strategy Value for the Protective Market Defender II Annuity differs from the formula used to calculate the Interim Value in the Protective Market Defender Annuity.

Market Value Adjustment Term

A market value adjustment applies to withdrawals from either the Protective Market Defender Annuity or the Protective Market Defender II Annuity during the surrender charge period which period is six years for both Contracts. However, after the end of the surrender charge period, a market value adjustment will continue apply to withdrawals from the Protective Market Defender II Annuity based on one year reoccurring terms.

Fixed Account Investment Option

There is no fixed account investment option under the Protective Market Defender II Annuity, but there is such an option under the Protective Market Defender Annuity.

Optional Death Benefit

An optional Return of Premium Death Benefit is available under Protective Market Defender II.  There is no such optional death benefit under Protective Market Defender.

If you have any questions regarding this letter or the initial registration statement for Protective Market Defender II, please do not hesitate to contact the undersigned at (205) 268-2984 or our outside counsel Thomas Bisset at (202) 383-0118.

Sincerely,

/s/ Alyson Saad

Alyson Saad

Associate Counsel, AVP

cc:                                Ms. Sally Samuel

Mr. Thomas Bisset